Room 4561

	July 8, 2005

Paul J. Quiner
Senior Vice President and General Counsel
Per-Se Technologies, Inc.
1145 Sanctuary Parkway
Suite 200
Alpharetta, Missouri 64105

Re:	Per-Se Technologies, Inc.
	Post-effective Amendment No. 2 to Form S-1 on Form S-3
	File No. 333-119012

	Form 10-K for the year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
	File No. 0-19480

Dear Mr. Quiner:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures

1. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that the information required to be disclosed is recorded, processed, summarized and reported accurately. Please tell us whether your chief executive officer and chief financial officer had concluded that as of the end of the period your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission`s rules and forms. Further, tell us whether your officers concluded that as of the end of the period your disclosure controls and procedures are effective to ensure that information required to be disclosed in such reports is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please see Rule 13a-15(e) of the Exchange Act for additional guidance. Please also confirm the foregoing with respect to your evaluation of your disclosure controls and procedures as of the quarter ended March 31, 2005.

2. We note your disclosure with respect to the implementation of additional controls, policies and procedures that do not constitute changes contemplated under Item 308(c) of Regulation S-K. It does not appear, however, that you have provided the information required by Item 308(c). Please advise us whether there were any changes in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the
Exchange Act that occurred during your quarters ended December 31, 2004 and March 31, 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please further advise us how the additional controls, policies and procedures do not require disclosure under
Item 308(c).


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Nils H. Okeson
	Alston & Bird LLP
	1201 West Peachtree Street
	Atlanta, Georgia 30309
	Telephone: (404) 881-7000
	Facsimile:  (404) 881-7777